Exhibit 11

December 14, 2015

The Board of Directors
Siliconware Precision Industries Co., Ltd.

No. 123, Section 3, Da Fong Rd.
Tanzi District, Taichung, Taiwan, R.O.C.

To All Directors of SPIL:

On October 1, 2015, Advanced Semiconductor Engineering, Inc. (“ASE,” “we” or “the Company”) acquired 779,000,000 common shares (“Common Shares”), including those represented by American depositary shares (“ADSs”), of Siliconware Precision Industries Co., Ltd. (“SPIL”) through concurrent tender offers in Taiwan and in the United States (the “Tender Offer”), thereby becoming a shareholder of SPIL, holding approximately 24.99% of the issued and outstanding share capital of SPIL.

ASE and SPIL were both established in 1984. Over the past 30 years, ASE and SPIL worked tirelessly to build the foundation of Taiwan’s semiconductor industry. Both ASE and SPIL have experienced the numerous ups and downs of Taiwan’s semiconductor industry, faced challenges from around the world and prevailed over difficulties to establish Taiwan’s leading position in the global semiconductor industry. These events flashed by and it seems as if the huge changes in the industry only happened yesterday. Only those who have participated can truly appreciate this achievement. In this age of intensified global competition and emerging competitors, we hope that with all our efforts, and with the support and assistance from Taiwan’s government, Taiwan will continue to be a leading force in the intensely competitive environment of the global semiconductor industry.

ASE’s investment in SPIL was based on our sincere belief in the need for Taiwan’s semiconductor packaging and testing industry players to actively seek opportunities for cooperation and resource consolidation to maintain and further improve the competitive strength of Taiwan’s semiconductor packaging and testing industry in the face of intensified global competition and emerging competitors. Therefore, we greatly value our investment in SPIL and hoped that this investment would have promoted the cooperation between both companies, as well as set an excellent example in Taiwan for productive cooperation between two exemplary companies in the face of intense competition.

However, from the time we launched the Tender Offer we have noted the hostility of SPIL’s management towards our investment and its refusal to reasonably consider the possibility of cooperating with ASE. For example:

•	SPIL attempted to implement a cashless and highly dilutive share swap with a third party at an extremely low implied price – a maneuver that was not approved at SPIL’s shareholders’ meeting;

•	SPIL commenced baseless litigation against ASE, attempting to invalidate the Tender Offer and alleging that ASE does not have the right to be recorded in SPIL’s shareholder register for the shares it acquired in the Tender Offer for consideration of approximately NT$35.2 billion, and publicly denied that ASE is a lawful shareholder of SPIL;

•	SPIL has on multiple occasions questioned in the harshest terms ASE’s good faith to seek avenues of cooperation;

•	The financial press has reported repeatedly that SPIL is putting in place defensive measures to disadvantage ASE, SPIL’s largest shareholder; and

•	SPIL’s employees have repeatedly and publicly made unfounded speculations about ASE and the lawful Tender Offer, even organizing a 3,000-person protest intended to generate public hostility against us; SPIL’s management has at no point refuted such actions or statements made by its employees.

Even so, we have not maliciously criticized SPIL and its management, but repeatedly sought dialogue with SPIL on an equal and mutually beneficial basis. Unfortunately, we have failed to reach any consensus. We were further chagrined to learn that on December 11, 2015 the board of directors of SPIL decided to enter into a share subscription agreement with Tsinghua Unigroup Ltd. (“Tsinghua”), pursuant to which SPIL will issue 1,033 million Common Shares to a subsidiary of Tsinghua for NT$55 per share (the “Tsinghua Deal”), contemplating a defensive and highly dilutive transaction that brings no cash to its shareholders.

As ASE is deeply committed both to preserving and creating shareholder value at SPIL, and in order to protect our investment in SPIL, we are left with no choice but to propose to enter into an agreed statutory share exchange agreement between ASE and SPIL on customary terms and conditions (including closing conditions), under which we will acquire 100% equity interest in SPIL for cash. The terms and conditions of our proposal (the “ASE Acquisition Proposal”) are as follows:

•	Price: NT$55 per Common Share (or NT$275 per ADS).

•	Acquisition amount and legal entity name: all shares of SPIL not otherwise owned by ASE. If the transaction is consummated, SPIL will become a wholly-owned subsidiary of ASE. ASE will maintain SPIL’s separate legal entity status and retain SPIL’s legal entity name.

•	All directors and management of SPIL will be retained and their current compensation and benefits maintained.

•	SPIL’s current employee policies will be observed and all SPIL employees will be retained to ensure the protection of their labor rights.

•	SPIL must terminate or cancel the Tsinghua Deal in accordance with its terms or applicable laws (and terminate any other transaction that will dilute SPIL’s shares or other similar transactions).

We urge that SPIL review the ASE Acquisition Proposal and send us a written response no later than December 21, 2015 confirming whether SPIL is willing to discuss as soon as possible a 100% share exchange transaction in accordance with the aforementioned ASE Acquisition Proposal. If SPIL agrees with the ASE Acquisition Proposal, the contemplated 100% share exchange transaction will be implemented pursuant to the Taiwan Mergers and Acquisitions Act and applicable regulations, and will be subject to the parties’ execution and delivery of a share exchange agreement, approval at both ASE’s and SPIL’s shareholders meetings, clearance from the relevant regulatory authorities and other customary closing conditions.

Unlike the Tsinghua Deal, the ASE Acquisition Proposal will bring a cash value to all SPIL shareholders. The Tsinghua Deal not only does not provide any cash to SPIL’s shareholders, but will also significantly dilute the equity interests of SPIL’s shareholders. (If SPIL issues 1,033 million new shares to Tsinghua, the additional shares issued will amount to approximately 33% of the current pre-money total outstanding share capital of SPIL.)

We once again sincerely urge that all members of the board of directors of SPIL uphold their fiduciary duties, and, keeping in mind the interests of all of SPIL’s shareholders, carefully review the details and conditions of the ASE Acquisition Proposal. We trust that the board of directors of SPIL will take a broader perspective and seriously consider the future of Taiwan’s semiconductor packaging and testing industry, taking into account both companies’ endeavors in Taiwan’s semiconductor industry for over 30 years, when considering the ASE Acquisition Proposal.

Advanced Semiconductor Engineering, Inc.

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